Exhibit 99.1

Exercise of options and subsequent sale by primary insiders
On 21 March 2024, the primary insiders Lars-Christian Svensen (CEO) and Peder Simonsen (CFO) exercised a total of 200,000 share options each. Following the exercise, Lars-Christian Svensen and Peder Simonsen sold 200,000 and 200,500 shares in the market, respectively.
Please see further details in the attached forms.
This information is subject to the disclosure requirements pursuant to Article 19 of the EU Market Abuse Regulation and Section 5-12 of the Norwegian Securities Trading Act.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Peder Simonsen
2	Reason for the notification
a)	Position/status	Chief Financial Officer (CFO)
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	Golden Ocean Group Limited
b)	LEI	549300HQH91CZG0OJL61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share options linked to shares with ISIN BMG396372051
b)	Nature of the transaction	Exercise of options
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 2.982	75,000
		NOK 18.982	125,000
d)	Aggregated information — Aggregated volume — Price	A total of 200,000 options with a total exercise price of NOK 2,596,400.
e)	Date of the transaction	2024-03-21
f)	Place of the transaction	XOFF - Outside of a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lars-Christian Svensen
2	Reason for the notification
a)	Position/status	Chief Executive Officer (CEO)
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	Golden Ocean Group Limited
b)	LEI	549300HQH91CZG0OJL61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Share options linked to shares with ISIN BMG396372051
b)	Nature of the transaction	Exercise of options
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		4.482	75,000
		20.982	125,000
d)	Aggregated information — Aggregated volume — Price	A total of 200,000 options with a total exercise price of NOK 2,958,900.
e)	Date of the transaction	2024-03-21
f)	Place of the transaction	XOFF - Outside of a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Peder Simonsen
2	Reason for the notification
a)	Position/status	Chief Financial Officer (CFO)
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	Golden Ocean Group Limited
b)	LEI	549300HQH91CZG0OJL61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Nature of instrument: shares Instrument identification code (ISIN): BMG396372051
b)	Nature of the transaction	Sale
c)	Price(s) and volume(s)	Price(s)[1]	Volume(s)	Place of transaction
		133.8544084	351	AQEA
		134.1998962	14,056	AQED
		135.9161544	4,689	AQEU
		134.1671103	1,538	BATD
		134.1798405	21,396	BEUP
		134.0085106	25,011	CEUD
		135.1040127	18,743	CEUX
		134.2343036	166	EUCC
		134.2343036	505	HREU
		134.2343036	79	SGMU
		134.2343036	1,480	SGMV
		134.2343036	187	TQEA
		134.1072362	14,674	TQEM
		133.25	180	TQEX
		136.4	215	TRQX
		134.55	376	VFSI
		135.0040974	76,048	XOSL
		134.2343036	3,409	XPOS
		133.570267	4,397	XTXE
		134.1434	12,500	XOSL
		136.4	500	XOSL
		[1]Average price of the transactions made on the relevant market place.
d)	Aggregated information — Aggregated volume — Price	Total volume: 200,500 Total price: 26,984,742.74
e)	Date of the transaction	2024-03-21

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lars-Christian Svensen
2	Reason for the notification
a)	Position/status	Chief Executive Officer (CEO)
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	Golden Ocean Group Limited
b)	LEI	549300HQH91CZG0OJL61
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Nature of instrument: shares Instrument identification code (ISIN): BMG396372051
b)	Nature of the transaction	Sale
c)	Price(s) and volume(s)	Price(s)[1]	Volume(s)	Place of transaction
		133.8516754	351	AQEA
		134.197748	13,157	AQED
		135.89507	4,749	AQEU
		134.1671103	1,538	BATD
		134.1741005	19,356	BEUP
		133.997952	23,903	CEUD
		135.0748279	19,385	CEUX
		134.2343036	161	EUCC
		134.2343036	443	HREU
		134.2343036	79	SGMU
		134.2343036	1,371	SGMV
		134.2343036	165	TQEA
		134.0952509	13,408	TQEM
		133.25	181	TQEX
		136.4	214	TRQX
		134.55	375	VFSI
		135.0051339	75,957	XOSL
		134.2343036	3,260	XPOS
		133.9252511	9,447	XTXE
		134.1434	12,500	XOSL
		[1]Average price of the transactions made on the relevant market place.
d)	Aggregated information — Aggregated volume — Price	Total volume: 200,000 Total price: 26,916,541.16
e)	Date of the transaction	2024-03-21